1. **If you serve as a director, officer[5], or occupy any similar status or perform a similar function of the issuer, please provide the following information**

Your full name:

_____Gabriel A Terreson_____

Title:___Owner_____ Dates of Service:___4.7.15 - current____

Principal Occupation:___Real estate broker_____

Employer:_____HomeStar Realtors, Inc_____

Employer's principal business:___Real estate sales_____

List all positions and offices with the issuer held and the period of time in which the you served in the position or office:

Position:_____COO_____ Dates of Service:___9.22.16 - current___

Responsibilities:___Oversee and supervise company operations_____

Position:_____ Dates of Service:_____

Responsibilities:_____

Position:_____ Dates of Service:_____

Responsibilities:_____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:____HomeStar Realtors, Inc_____

Employer's principal business:___Real estate sales_____

Title:_____Owner_____ Dates of Service:___4.7.15 - current___

Responsibilities:_____Real estate broker, manage real estate company_____

Employer:_____Northwest Funding Group_____

Employer's principal business:___Mortgage loan origination_____

Title:_____Loan Officer_____ Dates of Service:___1.30.15 - current___

Responsibilities:___Mortgage Broker_____

Employer:_____Pinnacle Capital Mortgage_____

Employer's principal business:__Mortgage loan origination_____

Title:_____Branch manager_____ Dates of Service:___3.1.11 - 1.30.15____

Responsibilities:_____Mortgage Banker, manage mortgage office_____

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[5] For the purposes of this Question 2, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.